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                       SECURITIES AND EXCHANGE COMMISSIONS
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15a-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2002

                               SCOTTISH POWER PLC
                 (Translation of Registrant's Name Into English)

               CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP
                    (Address of Principal Executive Offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F   X   Form 40-F
                   -----           -----

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes     No   X
             ---    -----

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

                           FORM 6-K: TABLE OF CONTENTS

1. Announcement of Scottish Power plc, dated November 12, 2002, regarding approval by European Commission of the revised terms of the Nuclear Energy Agreement.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          /s/  Scottish Power plc
                                          -----------------------------------
                                         (Registrant)

Date November 12 , 2002              By:  /s/ Alan McCulloch
     ----------------------               ----------------------------------
                                          Alan McCulloch
                                          Assistant Company Secretary

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Further to the announcements of 16 July 2002 and 7 November 2002 by
ScottishPower, the European Commission has confirmed that the amendments to the Nuclear Energy Agreement (NEA) outlined in the revised terms dated 15 July 2002 do not adversely affect the existing exemption of the NEA under Article 81(3) of the EC Treaty.

All the necessary regulatory approvals with respect to the revised terms have now been obtained and consequently litigation with respect to the NEA, which had been suspended, is now settled.

ScottishPower also announces that it will now account for energy supplied by British Energy under the revised terms. The full effect of these terms from 1 April 2002 to date will be recognised in the third quarter to December 2002. The benefit in the full year is estimated to be (pound)25 million.

For further information:

ScottishPower

Andrew Jamieson          Head of Investor Relations            0141 636 4527
Colin McSeveny           Group Media Relations Manager         0141 636 4515